GREEKTOWN SUPERHOLDINGS, INC.
555 E. Lafayette Ave.
Detroit, MI 48226

November 28, 2012

VIA EDGAR

Wilson K. Lee
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Greektown Superholdings, Inc.
Comment letter dated November 16, 2012
File No. 000-53921

Dear Mr. Lee:

In response to the comment letter (the “Comment Letter”) dated November 16, 2012 relating to Greektown Superholding, Inc.’s (the “Company’s”) Annual Report on Form 10-K for the fiscal year ending December 31, 2011 (the “Form 10-K”), the following are the Company’s responses to the staff of the Securities and Exchange Commission’s (the “Commission’s”) comments.  For your convenience, we have included the text of the Commission’s comment in each case.

Liquidity and Capital Resources, pages 39 - 44

1.           Please revise future filings to also discuss within your liquidity and capital resources discussion the covenants outlined in the approval order by the Michigan Gaming Control Board. In addition, please include a statement whether you were in compliance with these covenants and any covenants outlined within your debt agreements (i.e. exit facility and revolving credit agreement) and/or describe in detail any covenants you are, or are reasonably likely to be, in breach of as of each period end presented.

As requested, the Company will revise future filings to also discuss within its liquidity and capital resources discussion the covenants outlined in the approval order by the Michigan Gaming Control Board and will also include a statement regarding whether the Company is in compliance with such covenants and any covenants outlined within its debt agreements and/or describe in detail any covenants the Company is, or is reasonably likely to be, in breach of as of each period end presented.

Item 9A – Controls and Procedures

2.           It appears you have not provided management’s report on internal control over financial reporting. Please clarify and amend to furnish the information required by Item 308 of Regulation S-K.

Management of the Company completed its evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, prior to the submission of the Company’s Form 10-K.  In completing such evaluation, the Company had retained an outside consultant to assist the Company in testing its controls, the Company’s staff had completed a thorough review of the internal controls under managements’ supervision, and management had regularly reported to the audit committee regarding the status of such testing.  However, management’s report on internal control over financial reporting, required pursuant to Item 308 of Regulation S-K, was inadvertently omitted from the Company’s Form 10-K.  In light of the foregoing and in acknowledgement of the Commission’s comment, the Company will amend and restate its “Internal Control over Financial Reporting” disclosure under Item 9A – Controls and Procedures of its Form 10-K, promptly following a review by the Commission, as follows:

Internal Control over Financial Reporting

 Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the Company. The Company designs and maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision and with the participation of the Company’s President (Chief Executive Officer) and Senior Vice President (Chief Financial Officer), the effectiveness of the design and operation of the Company’s internal controls and procedures with respect to financial reporting as of December 31, 2011, based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, the Company’s President (Chief Executive Officer) and Senior Vice President (Chief Financial Officer) concluded that the Company’s internal controls and procedures with respect to financial reporting were effective as of December 31, 2011.

Form 10-K, as amended by this Form 10-K/A, does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to an exemption under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

3.           Please consider whether failure to provide management’s report on internal control over financial reporting impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In particular, please explain how you considered the  definition of disclosure controls and procedures provided in Rule 13a15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain within your response how you can continue to conclude that disclosure controls and procedures were effective. Alternatively, please also amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Management’s failure to include its report on internal control over financial reporting in the Company’s Form 10-K did not have any impact on its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011.

Management’s report on internal control over financial reporting for the fiscal year ended December 31, 2011 is included in Amendment No. 1 to the Company’s Form 10-K.  Inasmuch as the Company is a smaller reporting company and had not in the past been required to provide management’s annual report on internal control over financial reporting, such report was inadvertently omitted from the Form 10-K filed with the Commission on March 30, 2012.  In light of the foregoing, and taking into consideration the definition of disclosure controls and procedures provided in Rule 13a-15(e), we do not believe that this inadvertent omission impacts management’s conclusion that the Company’s disclosure controls and procedures were effective.  In making such determination, we have taken into account that: (i) all of the other information included in the Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; (ii) at all relevant times, the Company had disclosure controls and procedures to accumulate and communicate financial information required to be disclosed by the Company to its management and such information was accumulated and communicated to senior management; (iii) as noted above, the Company had retained an outside consultant to assist the Company in testing its controls, the Company’s staff had completed a thorough review of the internal controls under managements’ supervision, and management had regularly reported to the audit committee regarding the status of such testing; (iv) as disclosed in the Form 10-K, the Company carried out an evaluation under the supervision and with the participation of the Company’s management of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011; (v) the Form 10-K was reviewed by senior management, the audit committee and the Company’s outside auditors and counsel; and (vi) management has no reason to believe that the disclosure in the Form 10-K with regard to the Company’s business, financial condition or results of operations included any material misstatements or omissions.

Exhibit 31

4.           We note that the language in your certifications filed as Exhibits 31 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note you omitted the introductory language in paragraph 4 referring to internal control over financial reporting. Please file an amendment to your annual report on Form 10-K that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).

The Company acknowledges the Commission’s comment and, accordingly, will amend the Form 10-K to include certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a).

* * * * * * *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, as requested, the Company hereby acknowledges the Commissions’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, (ii) the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to the comments raised in the Comment Letter. If there are any further comments or questions, please do not hesitate to contact me at 313-309-2461 or gtomaszewski@greektowncasino.com.

Very truly yours,

GREEKTOWN SUPERHOLDINGS, INC.

/s/ Glen Tomaszewski

Glen Tomaszewski
Senior Vice President, Chief Financial Officer and Treasurer